Exhibit 99.1

Teamshares and Live Oak Acquisition Corp. V Business Combination Conference Call Transcript

November 14, 2025

Operator

Welcome to the Teamshares Business Combination Conference Call. All participants will be in listen-only mode for the duration of the call. As a reminder, this call is being recorded. It is now my pleasure to turn the call over to Kyle Nagarkar, Investor Relations. Please go ahead.

Kyle Nagarkar, Investor Relations

Good morning. I’m Kyle Nagarkar with Investor Relations, and welcome to the Teamshares and Live Oak Acquisition Corp. V Business Combination Conference call. Today’s webcast will be made available for replay on the Teamshares Investor Relations website at www.teamshares.com/investors, where you will also find a copy of the investor presentation.

Please note that this morning’s webcast contains forward-looking statements regarding future events and future performance of Teamshares and Live Oak. These forward-looking statements are based upon information available to Teamshares and Live Oak today and reflect the current views and expectations of the companies. Actual results could differ materially from those contemplated by these forward-looking statements, including, but not limited to, the timing of development milestones, potential future customers and revenues, competitive industry outlook, and the timing and completion of the business combination. Please refer to the press release issued this morning and the presentation accompanying this webcast for more information on the risks regarding these forward-looking statements that could cause actual results to differ materially.

Additionally, we will be referencing certain non-GAAP financial measures on this call. Reconciliations of these non-GAAP financial measures to their respective most directly comparable GAAP measures can be found in the appendix of our investor presentation filed with the SEC.

This conference call is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

I’ll now turn the call over to Rick Hendrix, CEO of Live Oak Acquisition Corp. V.

Rick?

Rick Hendrix, Live Oak Acquisition Corp. V Chief Executive Officer

Thank you, Kyle. Good morning. I’m Rick Hendrix, Chairman and CEO of Live Oak Acquisition V, and we are proud to announce our transaction to take Teamshares public via business combination. I’m presenting this morning alongside Teamshares co-founder and CEO Michael Brown, and its CFO, Brian Gaebe.

Teamshares is a programmatic acquirer of high-quality businesses that has built a tech-enabled platform to drive predictable, repeatable growth. The company has received significant investment from leading venture capital firms and today owns 87 businesses that generate approximately $50 million in consolidated operating EBITDA on a pro forma basis.

As our name suggests, this is the fifth SPAC sponsored by Live Oak Merchant Partners. Our team has spent most of our careers working in the equity capital markets and investing in both private and public companies. In particular, we ran businesses focused on late-stage private financing and initial public offerings, in addition to providing advisory services and investing directly in those same companies. Since founding Live Oak Merchant in 2019, my partners and I have focused primarily on principal investing and sponsoring SPACs, aiming to partner with quality companies that will benefit from access to public markets and achieve a listing in an efficient and predictable way. We then continue to support those companies, typically for several years, as they begin operating in the public market.

We are particularly excited to be partnering with Teamshares as we believe they fit perfectly with our mission to partner with companies that are ready to be public and that will clearly benefit from a public listing. Teamshares has built a holding company and back office ready to be public, and their business will be quickly enhanced by lowering their cost of capital from both the debt and equity perspective and allowing for more ready access to capital.

Teamshares’ model is to consistently and programmatically acquire high-quality businesses from retiring owners that generate $500,000 to $5 million in EBITDA annually. Teamshares generally pays four to six times EBITDA for these businesses, meaning that they are regularly deploying capital at unlevered returns of 15% to 20%. At any given time, there are tens of thousands of small businesses for sale in the U.S., and Teamshares sources 70,000 of them annually with its software. An estimated 70% of those do not end up selling, creating a problem for retiring owners and a huge opportunity for a company like Teamshares.

Teamshares has invested enormous management time and capital to build a front end that can efficiently evaluate thousands of businesses a year, and a management system and financial software to eventually support thousands of operating subsidiaries at scale. Most importantly, Teamshares controls the cash flow generated by these subsidiaries so that they can make capital allocation decisions across the entire entity and direct free cash flow toward additional acquisitions at very attractive returns. As a result, we believe that Teamshares can and will compound capital at very high rates of return for many years to come.

In terms of the transaction, the pro forma enterprise value of Teamshares will be approximately $750 million. Assuming no redemptions, the company will generate available capital from the de-SPAC of about $330 million after expenses. We announced this morning that we entered into subscription agreements with institutional investors for a common equity PIPE of $126 million, anchored by T. Rowe Price Investment Management. All existing Teamshares shareholders, including the venture firms that have backed Teamshares for many years, are rolling their equity into the transaction. And management owners have agreed to a four-year lockup of their shares, subject to early release at $25 per share, demonstrating their alignment with public company shareholders and their deep commitment to the business. Management is also investing directly in the PIPE.

I’d now like to turn the call over to Michael Brown, co-founder and CEO of Teamshares.

Michael Brown, Teamshares Co-Founder and Chief Executive Officer

Thanks, Rick. We’re very excited to partner with you both, not just in the transaction itself, but over the long term as we build and scale Teamshares in the public markets together.

As you mentioned, Teamshares is a tech-enabled acquirer of high-quality businesses. We built a unique company that’s part holdco, part fintech, to address the enormous SME succession market. We programmatically acquire companies with $500,000 to $5 million of EBITDA from retiring owners, integrate them with the Teamshares platform, and align employees with company stock. We launched operations in 2020 and have grown from $1 million of pro forma operating EBITDA that year to an estimated $60 million by year-end 2025.

The proceeds from the transaction will allow us to accelerate growth in the coming years, driven by continued investment in the acquisition of small businesses. And despite the growth of the past few years, it’s still day one of Teamshares as we scale toward thousands of businesses long-term.

Our acquisition-based business model aims to drive predictable, repeatable growth and scales through our financial technology. Our own investment thesis to build a generational company centers on these four points. First, millions of businesses are expected to sell as baby boomers retire. Second, our platform finds, analyzes, and transitions these businesses very efficiently. Third, new businesses add powerful unit economics and accelerate our flywheel. And fourth, we built a platform to scale to thousands of businesses. As a result, Teamshares was designed to be a uniquely innovative, scalable, and capital-efficient platform.

In just six years, Teamshares has established itself as a market-defining leader and one of the largest acquirers of small- to mid-size enterprises, or SMEs. Our platform scalability comes from the unique combination of centralized financial technology we build in-house and decentralized, financially aligned leadership. Every year, we source 13,000 size-qualified leads through our software and are able to underwrite several thousand of them. Our acquisition throughput is notable, with an ability to close five or more companies in a single month when needed, and our model provides attractive and continuous capital allocation at 15% to 20% unlevered cash returns that are rare to find in most asset classes.

Our team has very specific experience aligned to the Teamshares model. The three founders met at Perella Weinberg Partners almost 15 years ago, where we developed a fascination with business succession. Alex, who serves as our President, and I both left PWP to buy and run small businesses together. That real operating experience is at the heart of how our model and IP was built. And Kevin, our CTO, moved from PWP into software product management and engineering. That combination makes him uniquely positioned to build the tech that underpins our business.

Our CFO, Brian, is a former public-company Chief Accounting Officer who was hired to build the financial infrastructure to effectively monitor and analyze the results of our operating subsidiaries and develop processes to handle the compliance requirements to be a public company. And Madhuri Kommareddi, our COO, brings senior leadership experience from high-performance, multi-stakeholder institutions like BlackRock and the White House to help drive execution.

We’ve been fortunate to attract some of the strongest venture firms in the United States to back Teamshares in our goal of building a generational public company over the long term. We have patient investors who describe our addressable market as among the largest they’ve seen, and we expect many of them to be involved for years to come. For us, this transaction isn’t an exit. It’s about getting Teamshares access to public company capital to properly unlock our growth potential.

Now that we’ve done a high-level outline of Teamshares, we’re going to go a little deeper into the platform itself through the lens of our investment thesis.

There are about 3 million businesses owned by baby boomers in the U.S., or more specifically, people aged 55 or older. The old default was family succession, but that’s down to 15% of the time now. There just aren’t enough willing, qualified buyers for the rest, and as a result, they face a 70% failure rate when trying to sell.

Because of our tech-enabled business model, this is a TAM that we source right into our software. We’re approaching half a million listings of actively for-sale businesses since we launched our software in 2020. When you consider the size of the market and the severity of the pain point, it’s a very strong setup for Teamshares as a scaled, differentiated market leader.

The types of companies we target typically range from $500,000 to $5 million of EBITDA, and they tend to be too small for private equity. But they also tend to be too big for most individual buyers, who make up about 80% of the buyer market. LOIs in small business fall through a lot. Some brokers and industry experts suggest it’s well north of half the time. By comparison, we close 80% of our signed LOIs, with the primary exception being issues identified in due diligence.

Combined with 87 thriving companies overcoming founder retirement, we’re credible on both the transaction and the transition fronts. We’re also unique in that the company never needs to be sold again. And since we bring in employees as aligned shareholders, the company is also better off long-term, than isolated individual ownership, with a network of peers, continuity, and better capital access and resilience.

Now I want to touch on our software quickly. Teamshares has industrialized the process of buying and running small businesses. We built an assembly line with experts at each point and technology that leverages them. This results in a business model that’s highly repeatable and creates continual automation opportunities. Our software is end-to-end, covering sourcing all the way through the financial life cycle. And our software removes costs, increases quality control and throughput on the transaction side.

Our financial life-cycle software gives us standardized visibility for every company, ranging from operating KPIs to rolling cash flow indicators to monthly MD&A and budget results. And AI is only accelerating the scalability of our tech-enabled platform and highly data-driven platform as we build toward automation of forecasting.

Touching on acquisitions, we systematically source and underwrite thousands of businesses annually. That helps source, underwrite and close our transactions efficiently and programmatically. We ingest leads daily that move through a rigorous tech-enabled underwriting process. With over 45,000 size-qualified leads inbound since inception in 2020 and about 13,000 annually, we benefit from positive selection. We focus on durable businesses with high cash flow conversion that have taken a lifetime to build and are only for sale due to retirement. Categories we like include niche distribution, auto repair shops, and quick-service chains to name a few examples across the SME economy. These are businesses that people should need through all cycles.

With nearly 90 companies across 40 industries and 30 states, we’ve built a clear sense of what works in our model and what doesn’t. That means that each incremental business we acquire is one that we’re increasingly confident it better for our platform.

We focus on companies that have been in business for at least 10 years, and on average, the average Teamshares company has been in business over 35 years, demonstrating resilience across economic cycles. We focus on low owner-dependency, where the owners have invested in middle management so that revenue and operations aren’t tied to the founders’ personal relationships or expertise. And we focus on low capital intensity, which supports our 75% to 85% cash flow conversion from EBITDA.

We also focus on underwriting to tax returns and bank records to have reliable standards in the small business economy. Because we’ve completed so many acquisitions and because we’ve analyzed thousands of opportunities annually, we have a strong accumulating advantage in underwriting. This first-principles approach has led to an intentionally diversified mix of industries and geographies, proving the model works broadly. We’re focused on businesses that are non-cyclical and can grow in most economic conditions. This is both beneficial for addressable market but it’s also defensive, where we are more resilient to multiple inflation or industry or geographic shocks, as often happen in industry roll-ups.

Because we focus on retirement sales, we generally need to hire a president to be financially accountable for the business. Through constant iteration, we’ve landed on a successful leadership model focused on industry experience. We hire leaders from best-in-class, data-driven companies in the same industry to hit the ground running. Since 2023, we’ve had an 86% success rate in hiring presidents, which we’re very proud of and grateful for the leaders who join to lead these excellent companies. Leaders start running a single company, and those who excel can have the opportunity to run multiple companies as a group president.

The combination of financially aligned, decentralized leaders and centralized financial software is what creates our scalability. Operationally independent but financially integrated means that each business now has robust monthly financial reporting and analysis. The end goal is programmatically harvesting cash from each business to reinvest in the highest-opportunity of more acquisitions.

We standardize banking across subsidiaries every month and sweep excess cash into a central bank account. This combines fixed scheduled payments with variable profit sweeps. And over time, each company becomes a sub-account feeding a consolidated treasury. This system gives us real-time visibility and financial controls to ensure discipline. It also allows us to allocate capital efficiently across the platform.

Prior to acquisition, there’s a natural plateau in cash flow versus lifestyle that an owner needs to choose from. We don’t have that constraint, so we’re able to systematically analyze and direct growth. So from systematic sourcing to institutionalized leadership to centralized cash control, we’ve transformed a fragmented, founder-driven asset class into an institutionalized platform that can scale predictably and deliver durable results and returns.

Our typical acquisition profile is based on 4x to 6x EBITDA for a business with 80% EBITDA-to-unlevered free cash flow conversion. With a reasonable amount of leverage, typically 2.5x to 3x, this results in a target return on equity of 40%. Given the attractive entry point, our ability to achieve this return profile is not dependent on unrealistic growth expectations, synergies, or multiple expansion, since we are perpetual holders.

On the right of this page, you’ll see the strong execution we’ve been able to demonstrate already. In the first four annual cohorts to reach the two-year mark, we’ve been able to upstream cash equal to 30% to 40% of the total purchase price. Because we’ve been operating with an expensive debt facility in the private markets, our existing ROE is running at 23% on an LTM basis for all companies. But as we head into the public markets, we anticipate being able to drive that cost of capital down meaningfully in the first few years. We’ve sensitized the ROEs on existing acquisitions based on lower interest rates of 12%, 10%, and 8%, and this demonstrates how we’d be able to amplify our return profile, if successful in lowering our cost of debt.

In terms of our flywheel, it’s really starting to gain momentum. First, we had to build the platform and hire people before the profits were there, which is a classic use of venture capital given we had strong unit economics from inception. Now we’re able to systematically leverage data-driven insights gathered from both our acquisition underwriting process and the ongoing performance of our operating subsidiaries. These insights inform targeted operational improvements, enhance decision-making, and enable us to consistently drive stronger, more predictable performance. Ultimately, the cash flows are harvested from the business and used to acquire more businesses, creating a self-perpetuating flywheel that continuously strengthens our information advantage and earnings potential.

The ultimate evidence that the flywheel is working is that we’re experiencing 16% year-over-year organic EBITDA growth. And now I’ll turn it over to Brian Gaebe, our CFO, to discuss our financial performance and outlook.

Brian Gaebe, Teamshares Chief Financial Officer

Thanks, Michael. Teamshares presents its financial results on a consolidated basis in conformity with U.S. GAAP. Therefore, this includes the aggregated earnings of our operating subsidiaries less corporate overhead. Our scalable acquisition model has enabled us to grow EBITDA from operating subsidiaries to approximately $50 million over the past five years. In the first quarter of 2025 alone, we acquired businesses representing approximately $8.5 million of EBITDA.

Teamshares utilized a portion of the equity financing raised in previous rounds to invest in building a team at the corporate level to develop the infrastructure to scale. This has allowed us to triple the ratio of operating EBITDA per corporate employee since 2023. We reached a critical inflection point earlier this year as EBITDA from operating subsidiaries eclipsed corporate overhead, driving us into positive EBITDA territory on a consolidated basis.

This was achieved through the operating leverage we’ve created from our tech-enabled infrastructure, which allows us to add operating EBITDA at a rate far in excess of corporate overhead. Therefore, every new dollar of subsidiary earnings drops meaningfully to the bottom line.

We expect to generate steady, predictable growth primarily through acquisitions while still only scratching the surface of our addressable market. This gives us the luxury of being selective, so we only pursue the highest-quality opportunities. And beyond acquisitions, we see meaningful opportunities for value creation within our existing network, which further enhances our earnings growth trajectory. As Michael mentioned, this is evidenced by 16% year-over-year organic EBITDA growth from our operating subsidiaries in the first half of 2025.

As outlined in our investor presentation, we forecast consolidated pro forma EBITDA of $20 million in 2025, $60 million in 2026, and $100 million in 2027. This growth is primarily driven by acquisitions of small businesses and grounded in assumptions that we believe are supported by historical performance.

The proceeds from this transaction are expected to be utilized to fund the acquisition of small businesses. Our historical governor on growth has been capital availability, which is alleviated with this transaction. Additionally, we believe this transaction will be a catalyst to lower our cost of debt, which is a considerable portion of our cost structure. Based on historical levels of leverage, we expect transaction proceeds to exceed the equity required to fund our acquisition program for at least the next two years. This is before factoring in any free cash flow that we will generate over that period. At that point, our programmatic acquisition model should allow us to recycle internally generated capital into highly accretive opportunities. This is expected to create a compounding growth effect without requiring additional equity raises to hit our growth targets.

Now I’ll turn it back over to Michael to discuss why it’s the right time for us to enter the public markets.

Michael Brown, Teamshares Co-Founder and Chief Executive Officer

So we think “why now” is one of the most important questions for investors to ask. It’s highly relevant to why Teamshares is choosing to enter the public markets now with Live Oak, and why we think we can provide strong earnings growth as a public company.

Because acquisition financing is the raw material of Teamshares’ business model, getting access to public capital markets should result in cheaper capital and faster capital over time than the private markets. And because we’re now EBITDA positive at the corporate level and approaching levered free cash flow breakeven, most of our net proceeds at de-SPAC can be invested into acquisitions at very high rates of return and create continued reinvestment into more companies.

So with that, I’d like to turn it over to Rick to talk about the transaction.

Rick Hendrix, Live Oak Acquisition Corp. V Chief Executive Officer

Thanks, Michael. As I mentioned earlier, the pro forma enterprise value for Teamshares will be approximately $750 million at the time of the de-SPAC, and we anticipate they will receive net proceeds from the transaction of up to $330 million. At that level, existing Teamshares holders will own approximately 57% of the business, the current Live Oak V holders will own approximately 25%, and the PIPE investors will own roughly 15%.

Given that we view investment capital to be the raw material of Teamshares’ business, we think the right way to think about valuation is when the capital raised here has been fully deployed. That suggests looking at 2027 EBITDA for valuation purposes, as it will take until calendar 2027 to fully deploy this capital. On that basis, we believe this transaction is coming at roughly 11.2x 2027 pro forma EBITDA, a meaningful discount to other recognized programmatic acquirers. We further believe that the oversubscribed PIPE supports this view.

While there are not many small-cap examples of programmatic acquirers traded in the U.S., there are a number that trade in Europe that make up the comparable companies that we evaluated when thinking about value. This group has generated significant growth of over 20% per year on average over the last five years, including the COVID period. They have consistently traded at relatively high EBITDA multiples as a result and have performed well from a share price perspective. You can see in our deck the list of companies we think are relevant and their respective financial profiles.

None of them operate in a market as large as Teamshares or have shown the ability to acquire companies at the same pace as Teamshares, leading us to believe that Michael and his team should outperform this group over time.

I want to thank each of you for joining us this morning to hear about the business combination. We look forward to speaking directly with many of you in the coming weeks and months. I’ll now turn it back over to the operator.

Operator

This concludes today’s call. Thank you for your attendance, and feel free to depart the stream.